Exhibit (a)(1)(BB)

Excerpts from the Transcript of Omnicare Inc.’s Fourth Quarter 2004 Conference Call

February 24, 2005

Mr. Joel Gemunder:

Back on the acquisition state side, let me give you a brief update on our tender offer for NeighborCare. As we’ve said all along, we believe this is a compelling combination. It represents an excellent strategic fit, and will create a premier institutional pharmacy company, one that is stronger and more efficient with even greater resources than we have today to provide quality care and expanded services for our customers. Our $30 per share cash offer provides a unique opportunity for NeighborCare shareholders to realize maximum value for their shares immediately. And we are pleased that approximately 60 percent of NeighborCare’s outstanding shares have been tendered as of February 4th. We believe NeighborCare shareholders are sending a clear message to their board that the real owners of the company support this transaction, and that they should meet with us, and as we have said, we would like to meet with NeighborCare management and its board and are willing to discuss all aspects of our offer.

While we would hope to be able to come to the table and negotiate a deal with NeighborCare sooner rather than later, in December we proposed a [slate] of three highly qualified independent directors for election at NeighborCare’s upcoming shareholder meeting. This slate, in our view, will ensure that the interest of NeighborCare shareholders, which have been made quite clear through the tender, are well represented. As you know, we received a second request for information from the S.E.C. in connection with this transaction, and the S.E.C. is currently [in] the process of reviewing the mountain of information we have provided, along with a wide range of competitive factors. I am told this is typical for this type of review, as is the length of time a request of this nature can take. We continue to work productively with the S.E.C. to complete it’s request, the process is progressing, and we look forward to a resolution in the near future.

We have always been, and we remain today, confident in our ability to consummate the offer. We are a determined, disciplined buyer, and we continue to believe that this transaction makes compelling business sense.

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...Our priorities for 2005 are to complete the NeighborCare acquisition, to continue to execute on our cost savings initiatives, and to prepare for the implementation of the Medicare drug benefit in January of 2006. We have a lot [on] our plate, but we are encouraged by the progress we are making, and we are energized by both the challenges and the opportunities we see ahead in the new Medicare par D program. We continue to take full advantage of our stellar fundamentals, our proven growth strategy, and our financial strength and flexibility.